UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

MPG OFFICE TRUST, INC.
(Name of Subject Company)

DTLA FUND HOLDING CO.

BROOKFIELD DTLA HOLDINGS LLC

BOP MANAGEMENT INC.

BROOKFIELD OFFICE PROPERTIES INC.
(Names of Filing Persons (Offerors))

7.625% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

553274200
(CUSIP Number of Class of Securities)

Brett Fox
General Counsel
Brookfield Office Properties Inc.
Brookfield Place, 181 Bay Street, Suite 330

Toronto, Ontario, Canada M5J 2T3
(416) 369-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Abigail P. Bomba, Esq.

Lee S. Parks, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$243,259,250.00	$33,180.56

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $25.00 cash per share all 9,730,370 outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of MPG Office Trust, Inc.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction valuation by 0.00013640.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,180.56.	Filing Party:	Brookfield DTLA Inc. and Brookfield Office Properties Inc.
Form or Registration No.:	Schedule TO.	Date Filed:	June 14, 2013.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2013, amends and supplements the Tender Offer Statement on Schedule TO filed on June 14, 2013 (as further amended and supplemented, the “Schedule TO”), relating to the offer by DTLA Inc. (as defined below) to purchase all of the outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (each a “Share” and collectively, the “Shares”), of MPG Office Trust, Inc., a Maryland corporation (“MPG”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Brookfield DTLA Inc. (“DTLA Inc.”), a Delaware corporation and a direct wholly-owned subsidiary of Brookfield Office Properties Inc., a corporation under the laws Canada (“BPO”), on June 14, 2013, as amended by this Amendment, which is being filed on behalf of DTLA Fund Holding Co. (the “Maryland Purchaser”), a Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA Holdings LLC (“Brookfield DTLA”), Brookfield DTLA and BPO, and the Solicitation/Recommendation Statement on Schedule 14D−9 filed with the SEC by MPG on June 20, 2013, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by holders of Shares before any decision is made with respect to the Offer. As used herein, references to “Offeror” mean DTLA Inc. and/or the Maryland Purchaser, as applicable. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 24, 2013 (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, and as it may be further amended from time to time, the “Merger Agreement”), by and among Brookfield DTLA, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG and MPG Office, L.P.

Documentation relating to the Offer has been mailed to holders of Shares and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., the Information Agent for the Offer, at 105 Madison Avenue, New York, NY 10016, or by calling toll-free at (800) 322-2885.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

ITEM 1.    SUMMARY TERM SHEET

The Offer to Purchase and Item 1 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The title to the cover page of the Offer to Purchase is hereby amended by deleting the reference to “Brookfield DTLA INC., a wholly-owned subsidiary of BROOKFIELD OFFICE PROPERTIES INC.” and replacing it with the following:

“DTLA FUND HOLDING CO.,

an indirect subsidiary

of

BROOKFIELD OFFICE PROPERTIES INC.”

The title to the cover page of the Offer to Purchase is hereby amended by replacing the first sentence surrounded by a border and in bold font with the following:

“THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF WEDNESDAY, JULY 17, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.”

The first sentence of the subsection entitled “Scheduled Expiration Time” of the section entitled “Summary Term Sheet” on page 1 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“Scheduled Expiration Time: 12:00 midnight, New York City time, at the end of July 17, 2013, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement (as defined below).”

The subsection entitled “Offeror” of the section entitled “Summary Term Sheet” on page 1 of the Offer to Purchase is hereby amended by deleting the subsection in its entirety and inserting the following in place thereof:

“Offeror: Brookfield DTLA Inc., a Delaware corporation and a direct wholly-owned subsidiary of BPO (“DTLA Inc.”) commenced the Offer on June 14, 2013. On June 27, 2013, DTLA Inc. assigned all its rights and obligations with respect to the Offer to DTLA Fund Holding Co. (the “Maryland Purchaser”), a Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA (as defined below). References to “Offeror” herein mean DTLA Inc. and/or the Maryland Purchaser, as applicable. See “INTRODUCTION.””

The response to the question entitled “Who is offering to buy my Shares?” in the section entitled “Frequently Asked Questions” on page 6 of the Offer to Purchase is hereby amended by deleting the response in its entirety and inserting the following in place thereof:

“On June 14, 2013, Brookfield DTLA Inc. (“DTLA Inc.”) commenced an offer to purchase all outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Shares” or the “Company Preferred Stock”). DTLA Inc. is a Delaware corporation formed for the purpose of making the Offer in connection with the consummation of the Mergers (as defined below). DTLA Inc. is a wholly-owned subsidiary of Brookfield Office Properties Inc., a corporation under the laws of Canada (“BPO”), and has conducted no activities to date other than activities incidental to its formation and in connection with making the Offer.

On June 27, 2013, DTLA Inc. assigned all its rights and obligations with respect to the Offer to DTLA Fund Holding Co. (the “Maryland Purchaser”), a Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA Holdings LLC, a Delaware limited liability company (which was converted from a Delaware partnership on May 10, 2013) (“Brookfield DTLA”). The assignment by DTLA Inc. of its rights and obligations to purchase Shares pursuant to the Offer to the Maryland Purchaser does not relieve DTLA Inc. of any of its obligations to the holders of Shares who have tendered their Shares in the Offer. The formation of, and the assignment of DTLA Inc.’s rights and obligations with respect to the Offer to, the Maryland Purchaser will not affect tendering stockholders in the Offer and is being undertaken by Brookfield DTLA as part of the overall structure for the transaction and for corporate law and tax reasons. As used herein, references to “Offeror”, “we” “our” and “us” mean DTLA Inc. and/or the Maryland Purchaser, as applicable. See the “Introduction” to this Offer to Purchase and “THE OFFER — Section 9 — Certain Information Concerning BPO and Offeror.””

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

ITEM 4. TERMS OF THE TRANSACTION

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The Offer to Purchase and Items 3, 4, 5 and 8 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The second sentence of the first paragraph of the cover page of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“Pursuant to the Merger Agreement, Brookfield DTLA Inc. (“DTLA Inc.”), a Delaware corporation and a direct wholly-owned subsidiary of Brookfield Office Properties Inc. (“BPO”), a corporation under the Laws of Canada, is offering to purchase all of the outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (collectively, the “Shares” or the “Company Preferred Stock”) of the Company at a price of $25.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”).”

2

The third paragraph of the cover page of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

“On June 27, 2013, DTLA Inc. assigned all its rights and obligations with respect to the Offer to DTLA Fund Holding Co. (the “Maryland Purchaser”), a Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA. The assignment by DTLA Inc. of its rights and obligations to purchase Shares under the Offer to the Maryland Purchaser does not relieve DTLA Inc. of any of its obligations to the holders of Shares who have tendered their Shares in the Offer. As used herein, references to “Offeror” mean DTLA Inc. and/or the Maryland Purchaser, as applicable.”

The first sentence of the third-to-last paragraph of the section entitled “Introduction” on page 14 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“The Offer will expire at 12:00 midnight, New York City time, at the end of the day on July 17, 2013, unless we extend the Offer or the Offer is terminated in accordance with the terms of the Merger Agreement.

The penultimate paragraph of the section entitled “Introduction” on page 14 of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

“On June 27, 2013, DTLA Inc. assigned all its rights and obligations with respect to the Offer to DTLA Fund Holding Co. (the “Maryland Purchaser”), a Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA pursuant to an Assignment and Assumption Agreement, dated as of June 27, 2013, among DTLA Inc., the Maryland Purchaser and, for purposes of Section 3 thereof only, BPO, a copy of which is filed as Exhibit (d)(8) to the Tender Offer Statement on Schedule TO of which this Offer to Purchase forms a part, and is incorporated herein by reference. The assignment by DTLA Inc. of its rights and obligations to purchase Shares under the Offer to the Maryland Purchaser does not relieve DTLA Inc. of any of its obligations to the holders of Shares who have tendered their Shares in the Offer. The formation of, and the assignment of DTLA Inc.’s rights and obligations with respect to the Offer to, the Maryland Purchaser will not affect tendering stockholders in the Offer and is being undertaken by Brookfield DTLA as part of the overall structure for the transaction and for corporate law and tax reasons. As used herein, references to “Offeror”, “we”, “our” and “us” mean DTLA Inc. and/or the Maryland Purchaser, as applicable.”

The second sentence of the first paragraph of subsection 1entitled “Terms of the Offer” of the section entitled “The Offer” on page 15 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

““Expiration Date” means 12:00 midnight, New York City time, at the end of the day on July 17, 2013, unless extended, in which event such “Expiration Date” means the latest time and date at which the Offer, as so extended, will expire.”

The last paragraph of subsection 2 entitled “Acceptance for Payment and Payment for Shares” of the section entitled “The Offer” on page 17 of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

“Offeror reserves the right to transfer or assign, in whole or in part and from time to time, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered in the Offer. Any such transfer or assignment will not relieve Offeror of its obligations under the Offer in the event of a breach by the transferee and will in no way prejudice the rights of tendering holders to receive payment for Shares validly tendered, not withdrawn and accepted for payment pursuant to the Offer. As disclosed herein, on June 27, 2013, DTLA Inc. assigned the right to purchase the Shares tendered in the Offer to the Maryland Purchaser. In the event Offeror further transfers or assigns the right to purchase all or any portion of the Shares tendered in the Offer to one or more affiliates prior to the expiration date of the Offer, Offeror will file an amendment to the Schedule TO with the SEC.”

3

The sixth, seventh and eighth paragraphs of subsection 9 entitled “Certain Information Concerning BPO and Offeror” of the section entitled “The Offer” on page 31 of the Offer to Purchase are hereby amended by deleting such paragraphs in their entirety and inserting the following in place thereof:

“DTLA Inc. is a Delaware corporation incorporated on April 23, 2013. DTLA Inc. is a direct wholly-owned subsidiary of BPO formed for the purpose of making the Offer and has conducted no activities to date other than activities incidental to its formation and in connection with making the Offer. As disclosed herein, on June 27, 2013, DTLA Inc. assigned the right to purchase the Shares tendered in the Offer to the Maryland Purchaser. The assignment by DTLA Inc. of its rights and obligations to purchase Shares under the Offer to the Maryland Purchaser does not relieve DTLA Inc. of any of its obligations to the holders of Shares who have tendered their Shares in the Offer. The formation of, and the assignment of DTLA Inc.’s rights and obligations with respect to the Offer to, the Maryland Purchaser will not affect tendering stockholders in the Offer and is being undertaken by Brookfield DTLA as part of the overall structure for the transaction and for corporate law and tax reasons. Maryland Purchaser is a Maryland corporation incorporated on April 19, 2013. Maryland Purchaser is a direct wholly-owned subsidiary of Brookfield DTLA formed for the purpose of purchasing the Shares tendered in the Offer and has conducted no activities to date other than activities incidental to its formation and in connection with the Offer.

Brookfield DTLA was formed as a Delaware limited partnership on February 21, 2013 and converted to a Delaware limited liability company on May 10, 2013. Following the completion of the Mergers and certain related transactions, BPO, through wholly-owned subsidiaries, will own approximately 47% of Brookfield DTLA with institutional partners holding the remaining approximately 53% interest. Brookfield DTLA will be managed by Brookfield DTLA GP LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of BPO (“BPO Manager”). The sole member and manager of BPO Manager is BOP Management Inc., a Delaware corporation and a direct wholly-owned subsidiary of BPO (“BOP Management”).

The principal executive offices of DTLA Inc., Maryland Purchaser and Brookfield DTLA are located at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3. The telephone number of DTLA Inc.’s, Maryland Purchaser’s and Brookfield DTLA’s principal executive offices is (416) 369-2300.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer and certain other information of BPO, Offeror (as applicable to Maryland Purchaser) and BOP Management is set forth on Schedules I, II and III, respectively.

Except as set forth elsewhere in this Offer to Purchase, or Schedule I, Schedule II and Schedule III to this Offer to Purchase, respectively: (1) none of BPO and Offeror and, to BPO’s and Offeror’s knowledge, (x) the persons listed in Schedule I, Schedule II and Schedule III hereto, respectively, or (y) any associate or majority owned subsidiary of BPO or Offeror, or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (2) none of Offeror, BPO and, to BPO’s and Offeror’s knowledge, the other persons and entities referred to in clause (1) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (3) none of BPO and Offeror and, to BPO’s and Offeror’s knowledge, the persons and entities referred to in clause (1) above has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (4) during the two years before the date of this Offer to Purchase or otherwise in connection with this Offer to Purchase, there have been no transactions between Offeror, BPO, their subsidiaries or, to BPO’s and Offeror’s knowledge, any of the persons and entities referred to in clause (1) above on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (5) during the two years before the date of this Offer to Purchase or otherwise in connection with this Offer to Purchase, there have been no contacts, negotiations or transactions between Offeror, BPO, their subsidiaries or, to BPO’s and Offeror’s knowledge, any of the persons and entities referred to in clause (1) above on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (6) none of Offeror, BPO and, to BPO’s and Offeror’s knowledge, the persons and entities referred to in clause (1) above has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (7) none of BPO and Offeror and, to BPO’s and Offeror’s knowledge, the persons and entities referred to in clause (1) above has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Brookfield Investment Management, a registered investment advisor and an affiliate of BPO, trades public securities on behalf of its clients in the ordinary course of its business, and therefore may from time to time trade in equity securities of the Company on behalf of its clients. Brookfield Investment Management is subject to an ethical wall policy and information barrier that is designed to prevent the sharing of non-public information between such entity and its personnel performing investment management activities, on the one hand, and BPO and its other affiliates and its subsidiaries (including Offeror), on the other hand.”

4

The first sentence of the third paragraph of the subsection “The Merger Agreement” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 40 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“The Offer will expire at 12:00 midnight, New York City time, at the end of July 17, 2013, unless we extend the Offer or it is earlier terminated.”

The position of Edward F. Beisner set forth on Schedule II on page II-1 of the Offer to Purchase is hereby amended by deleting the reference to “Senior Vice President and Controller” and replacing it with the following:

“Senior Vice President

      and Treasurer”

The Offer to Purchase is hereby amended and supplemented by inserting immediately following Schedule II the following new Schedule III entitled “Directors and Executive Officers of BOP Management”:

“SCHEDULE III: DIRECTORS AND OFFICERS OF BOP MANAGEMENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of the directors and executive officers of BOP Management Inc. are set forth below. The business address and phone number of each such director and executive officer is 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3, (416) 369-2300.

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History
G. Mark Brown Director and Global Chief Investment Officer	Canada	Mr. Brown was appointed Global Chief Investment Officer of BPO in July 2012. Previously he was Head of Global Strategic Initiatives and Finance, prior to which he was Senior Vice President, Strategic Initiatives and Finance since 2005.

Bryan K. Davis Director	Canada	Mr. Davis has held his principal occupation as Chief Financial Officer of BPO since 2007.

Brett M. Fox Director	U.S.	Mr. Fox has held his principal occupation as Brookfield Properties' Chief Compliance and Administrative Officer and Corporate Counsel since 2003.
5

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History
Mitchell E. Rudin Director and President and Chief Executive Officer, US Commercial Operations	U.S.

Mr. Rudin has held his present principal occupation as President and Chief Executive Officer of U.S. Commercial Operations for BPO since June 2011, prior to which he was President and Chief Executive Officer of CB Richard Ellis’ New York Tri-State Region since 2004.

Paul L. Schulman Chief Operating Officer, U.S. Commercial Operations	U.S.	Mr. Schulman was appointed Chief Operating Officer, U.S. Commercial Operations in 2009. Prior to this position, he served as Senior Vice President, Regional Head of the Washington, DC Region for BPO. He joined Brookfield Trizec (which was acquired by BPO) in 1998 as Portfolio Manager for the Washington, DC and northern Virginia portfolios.

Edward F. Beisner Senior Vice President and Controller	U.S.	Mr. Beisner has held his present principal occupation since 1996.

Kathleen G. Kane Senior Vice President and General Counsel	U.S.	Ms. Kane is a Senior Vice President and General Counsel for BPO, U.S. Operations.
Michelle L. Campbell Vice President, Compliance and Secretary	Canada	Ms. Campbell has held her present principal occupation since 2007.

Phyllis F. Moore Assistant Secretary	Canada	Ms. Moore has held her present principal occupation since 2010, prior to which she was Secretary for BPO Subsidiary Companies. She has been a corporate law clerk with BPO since 1989.

Jonathan A. Kramer Vice President and Associate Counsel	U.S.	Mr. Kramer has held his present principal occupation since 2011, prior to which he was an Associate at the law firm of Herrick, Feinstein LLP since 2006.
Ralph Toussie Vice President, Associate Counsel	U.S.	Mr. Toussie has held his present principal occupation since 2007.”

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The Offer to Purchase and Item 6 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The first paragraph of subsection 12 entitled “Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights” of the section entitled “The Offer” on page 38 of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

6

“Purpose of the Offer. The purpose of the Offer, together with the Mergers, is to acquire control of, and the entire equity interest in, the Company. The purpose of the REIT Merger is to acquire all of the Company Common Stock. The Offer is intended to facilitate the acquisition of all outstanding Shares. As disclosed herein, on June 27, 2013, DTLA Inc. assigned the right to purchase the Shares tendered in the Offer to the Maryland Purchaser. The assignment by DTLA Inc. of its rights and obligations to the Maryland Purchaser to purchase Shares under the Offer does not relieve DTLA Inc. of any of its obligations to the holders of Shares who have tendered their Shares in the Offer.”

ITEM 11.    ADDITIONAL INFORMATION

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The last paragraph of subsection 16 entitled “Certain Legal Matters; Regulatory Approvals” of the section entitled “The Offer” on page 69 of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

“Legal Proceedings. After the announcement of the execution of the Merger Agreement, six putative class actions were filed against the Company, the Company Board, the Partnership, BPO, Sub REIT, REIT Merger Sub, Partnership Merger Sub and Offeror. Five of these lawsuits were filed on behalf of the Company’s common stockholders: (i) two lawsuits, captioned Coyne v. MPG Office Trust, Inc., et al., No. BC507342 (the “Coyne Action”), and Masih v. MPG Office Trust, Inc., et al., No. BC507962 (the “Masih Action”), were filed in the Superior Court of the State of California in Los Angeles County on April 29, 2013 and May 3, 2013, respectively; and (ii) three lawsuits, captioned Kim v. MPG Office Trust, Inc. et al., No. 24-C-13-002600 (the “Kim Action”), Perkins v. MPG Office Trust, Inc. et al., No. 24-C-13-002778 (the “Perkins Action”), and Dell’Osso v. MPG Office Trust, Inc. et al., No. 24-C-13-003283 (the “Dell’Osso Action”), were filed in the Circuit Court of the State of Maryland in Baltimore on May 1, 2013, May 8, 2013 and May 22, 2013, respectively. One lawsuit, captioned, Cohen v. MPG Office Trust, Inc. et al., No. 24-C -13-004097 (the “Cohen Action,” together with the Coyne Action, the Masih Action, the Kim Action, the Perkins Action, and the Dell’Osso Action, the “Merger Litigations”), was filed on behalf of the Company’s preferred stockholders in the Circuit Court of the State of Maryland in Baltimore on June 20, 2013. In each of the actions brought on behalf of the common stockholders, the plaintiffs allege, among other things, that the Company’s directors breached their fiduciary duties in connection with the proposed merger by failing to maximize the value of the Company and ignoring or failing to protect against conflicts of interest, and that the relevant Brookfield Parties named as defendants aided and abetted those breaches of fiduciary duty. The Kim Action further alleges that the Partnership also aided and abetted the breaches of fiduciary duty by the Company’s directors, and the Dell’Osso Action further alleges that the Company and the Partnership aided and abetted the breaches of fiduciary duty by the Company’s directors. On June 4, 2013, the Kim and Perkins plaintiffs filed identical, amended complaints in the Circuit Court of the State of Maryland in Baltimore. On June 5, 2013, the Masih plaintiffs also filed an amended complaint in the Superior Court of the State of California in Los Angeles County. The three amended complaints, as well as the Dell’Osso complaint, also allege that the preliminary Proxy Statement filed by MPG with the SEC on May 21, 2013 (as may be amended or supplemented from time to time, the “Proxy Statement”) is false and/or misleading because it fails to include certain details of the process leading up to the merger and fails to provide adequate information concerning the opinions of the Company’s financial advisors. In the Cohen Action, which was brought on behalf of the preferred stockholders, the plaintiff alleges, among other things, that, by entering into the Merger Agreement and Tender Offer, the Company breached the Articles Supplementary, which governs the issuance of the Series A Cumulative Redeemable Preferred Stock, that the Company’s directors breached their fiduciary duty by agreeing to the Merger Agreement that violated the preferred stockholders’ contractual rights and that the relevant Brookfield Parties named as defendants aided and abetted those breaches of contract and fiduciary duty. The plaintiffs in the six lawsuits seek an injunction against the proposed Mergers, rescission or rescissory damages in the event the Mergers have been consummated, an award of fees and costs, including attorneys’ and experts’ fees, and other relief.”

7

ITEM 12.    EXHIBITS

        Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit Number	Document
(a)(5)(C)	Press Release, dated June 27, 2013, issued by BPO.
(d)(8)	Assignment and Assumption Agreement, dated as of June 27, 2013, among Brookfield DTLA Inc., DTLA Fund Holding Co. and, for purposes of Section 3 thereof only, BPO.

[Remainder of the page is intentionally left blank]

8

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2013	DTLA FUND HOLDING CO.
	By:	/s/ G. Mark Brown
Name: G. Mark Brown
Title: Global Chief Investment Officer
Dated: June 27, 2013	BROOKFIELD DTLA HOLDINGS LLC
	By:	/s/ G. Mark Brown
Name: G. Mark Brown
Title: Global Chief Investment Officer
Dated: June 27, 2013	BOP MANAGEMENT INC.
	By:	/s/ G. Mark Brown
Name: G. Mark Brown
Title: Global Chief Investment Officer
Dated: June 27, 2013	BROOKFIELD OFFICE PROPERTIES INC.
	By:	/s/ G. Mark Brown
Name: G. Mark Brown
Title: Global Chief Investment Officer

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated June 14, 2013.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on June 14, 2013.*
(a)(5)(A)	Press Release, dated April 25, 2013, issued by BPO (incorporated by reference to the Schedule TO-C, File No. 005-79154, filed by Offeror and BPO with the SEC on April 25, 2013).*
(a)(5)(B)	Press Release, dated June 14, 2013, issued by BPO.*

(a)(5)(C)	Press Release, dated June 27, 2013, issued by BPO.

(b)(1)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of April 24, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).*
(d)(2)	Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on May 20, 2013).*
(d)(3)	Form of Articles Supplementary, 10,000,000 Shares of 7.625% Series A Cumulative Redeemable Preferred Stock of DTLA Fund Office Trust Investor Inc.*
(d)(4)	Articles of Incorporation of Brookfield DTLA Fund Office Trust Investor Inc.*
(d)(5)	Bylaws of Brookfield DTLA Fund Office Trust Investor Inc.*
(d)(6)	Guarantee, dated April 24, 2013, delivered to MPG by BPO in favor of MPG (incorporated by reference to Exhibit E of Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).*
(d)(7)	Confidentiality Agreement, dated July 31, 2012, by and between MPG and BPO.*
(d)(8)	Assignment and Assumption Agreement, dated as of June 27, 2013, among Brookfield DTLA Inc., DTLA Fund Holding Co. and, for purposes of Section 3 thereof only, BPO.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.